UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
______________ SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
NIVALIS THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
65481J109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[x]            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Arnold H. Snider, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,557,228
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,557,228
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,557,228
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		10.1%*
12.	TYPE OF REPORTING PERSON		OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of October 31, 2015, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.

Item 1(a).	Name of Issuer:

Nivalis Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3122 Sterling Circle, Suite 200
Boulder, Colorado, 80301

Item 2(a).	Name of Person Filing:

Estate of Arnold H. Snider, III

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Estate of Arnold H. Snider, III
c/o Ropes & Gray LLP
Attn: Steve Wilcox
800 Boylston Street
Boston, Massachusetts 02199

Item 2(c).	Citizenship:

Estate of Arnold H. Snider, III - United States

Item 2(d).	Title and Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

65481J109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

1,557,228

(b)	Percentage of Class:

10.1%

(c)           Number of Shares as to Which Such Person Has:

(i)           sole power to vote or direct the vote:

1,557,228

(ii)           shared power to vote or direct the vote:

0

(iii)           sole power to dispose or direct the disposition of:

1,557,228

(iv)           shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, the Reporting Person certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2016

Estate of Arnold H. Snider, III
By:	/s/ Steven A. Wilcox, Attorney-in-fact for Katherine M. Snider
Katherine M. Snider, Executor

EXHIBITS

Exhibit No.	Exhibit

99.1	Power of Attorney, dated February 3, 2016, granted by the Estate of Arnold H. Snider, III.